Volato Group, Inc.
1954 Airport Road, Suite 124
Chamblee, Georgia 30341
(844) 399-8998

April 11, 2024

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Volato Group, Inc. Registration Statement on Form S-1 File No. 333-276479

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Volato Group, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1, as amended (File No. 333-276479), initially filed with the U.S. Securities and Exchange Commission on January 12, 2024, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on Monday, April 15, 2024 or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act.

If you have any questions or comments, please contact me or if you prefer, you may contact our counsel, F. Reid Avett of Womble Bond Dickinson (US) LLP, by telephone at (202) 857-4425, or by email at reid.avett@wbd-us.com.

Very truly yours,

Volato Group, Inc.

By:	/s/ Mark Heinen
Mark Heinen
Chief Financial Officer